November 12, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File Nos. 002-94157 and 811-04146

Proxy Statement on Schedule 14A for John Hancock High Yield Trust

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 21, 2024, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for John Hancock High Yield Trust (the “Fund”), a series of the Trust, which was filed with the SEC on October 10, 2024 (the “Proxy Statement”), accession no. 0001193125-24-235975. The purpose of the Proxy Statement is to solicit shareholder approval of a new subadvisory agreement for the Fund.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.

Comment 1 — Pursuant to Rule 14a-6(e)(1), all copies of preliminary proxy statements should be clearly marked “Preliminary Copies.” Please mark the Proxy Statement as such.

Response to Comment 1 — The Trust acknowledges the Staff’s comment and will ensure future filings are noted as such.

Comment 2 — In the second paragraph under “SHAREHOLDERS AND VOTING INFORMATION — Shareholders of the Trust,” John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are both defined earlier in the section, please ensure consistency of defined terms.

Response to Comment 2 — The Trust notes that references to each of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York have been updated with the correct defined term.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Securities and Exchange Commission

November 12, 2024

Comment 3 — Under “SHAREHOLDERS AND VOTING INFORMATION – Voting Procedures” “Cost of Preparation and Distribution of Proxy Materials,” please confirm whether any costs of preparation and distribution of the proxy materials will be borne by the underlying shareholders of the Fund.

Response to Comment 3 — The Trust confirms that, as disclosed in the Proxy Statement, costs of the preparation and distribution of the proxy materials will be borne by the Fund.

Comment 4 — Please ensure any defined term used for Western Asset Management Company, LLC is used consistently.

Response to Comment 4 — The Trust has updated references to Western Asset Management Company, LLC to a consistent defined term.

Comment 5 — Please move the information contained in Appendix C to the body of the Proxy Statement. In addition, please confirm all information required under Item 22(c)10 of Schedule 14A is included in the Proxy Statement, including a comparison of the fees paid to Manulife Investment Management (US) LLC (“MIM (US)”) and Western Asset Management Company, LLC (“WAMCO”).

Response to Comment 5 — The Trust has included the information required under Item 22(c)(10) of Schedule 14A in the body of the Proxy Statement. The Trust has updated the Proxy Statement to include all information required under Item 22(c)(10) of Schedule 14A, including a comparison of the fees paid to MIM (US) and WAMCO.

Comment 6 — Please explain supplementally how the Fund’s registration statement will be revised to account for the changes contemplated by the Proxy Statement.

Response to Comment 6 — On September 26, 2024, the Trust filed a 497 disclosing the proposed changes. If shareholders approve the Proposal, the Trust plans to file a 497 on or about January 16, 2025 reflecting the changes, which will become effective February 7, 2025.

Comment 7 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO HIGH YIELD TRUST—Principal Investment Strategy Changes,” please confirm the absence of Fitch Ratings in the following sentence or revise to include: “No more than 10% of the fund’s total assets may be invested in securities that are rated in default by S&P or Moody’s.”

Response to Comment 7 — The Trust has revised the sentence to include Fitch Ratings.

Comment 8 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO HIGH YIELD TRUST—Additional Benchmark Changes,” please identify the benchmark to be added.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Securities and Exchange Commission

November 12, 2024

Response to Comment 8 — The Trust has updated the disclosure to include the Fund’s additional board-approved benchmark.

Comment 9 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO HIGH YIELD TRUST—Evaluation by the Board of Trustees,” please confirm that all considerations discussed by the Board adverse to the Proposal have been disclosed.

Response to Comment 9 —The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment.

Comment 10 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO HIGH YIELD TRUST—Evaluation by the Board of Trustees,” pursuant to Item 22(c)(11), please indicate how the Board evaluated each factor. Additionally, please confirm whether the reference to “JHF High Yield Fund” is correct.

Response to Comment 10 — In response to this comment, the Trust has updated the disclosure regarding how the factors were evaluated by the Board. In addition, the Trust has corrected the defined term to “High Yield Fund” to reference the correct fund (John Hancock High Yield Fund, a series of John Hancock Bond Trust).

Comment 11 — Under “PROPOSAL — APPROVAL OF NEW SUBADVISORY AGREEMENT BETWEEN THE ADVISOR AND MANULIFE INVESTMENT MANAGEMENT (US) LLC (“MIM (US)”) WITH RESPECT TO HIGH YIELD TRUST “Required Vote,” please disclose what will happen in the event the Proposal is not approved by shareholders.

Response to Comment 11 — In response to this comment, the Trust has added the following language under “Required Vote:”

If shareholders do not approve the Proposal, the current subadvisory agreement will remain in place and there will be no related investment objective, investment strategy, fee or benchmark changes.

Comment 12 — Please include the disclosure required by Item 23 of Schedule 14A.

Response to Comment 12 — The Trust expects to deliver the Proxy Statement to each shareholder and contract owner of record, and as a result, no disclosure is required by Item 23 of Schedule 14A.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Securities and Exchange Commission

November 12, 2024

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Harsha Pulluru, Assistant Secretary of the Trust

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com